Exhibit 99.6

NI 43-101 Technical Report

Feasibility Study of the Rainy River Project

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report prepared for New Gold Inc. (“New Gold”) entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” signed on February 14, 2014 (the “Technical Report”) and effective January 16, 2014.

I, David Runnels, Eng., as a co-author of the Technical Report, do hereby certify that:

1)	I am the Project Manager – Mining and Metals with the firm BBA Inc. with an office at 630 René-Lévesque Blvd. West, Suite 1900, Montréal, Quebec, H3B 4V5 Canada;

2)	I am a graduate of the Queen’s University, Kingston Ontario, Canada with a B. Sc. In Metallurgy in 1971. I have practiced my profession continuously since my graduation from university;

3)	I am a registered member in good standing of the Order of Engineers of Québec (#22450) and I am a member of the Canadian Institute of Mining;

4)	I visited the Rainy River Project site on October 11, 2012;

5)	I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101;

7)	I am responsible for Sections 13, 17, 18 (except 18.1.3, 18.8, 18.9 and 18.10), 24 and Appendix F of the Technical Report;

8)	I have had prior involvement with the subject property having co-authored a previous technical report entitled “Preliminary Economic Assessment of the Rainy River Gold Property” prepared by BBA in December 2011; the “Preliminary Economic Assessment Update of the Rainy River Gold Property” prepared by BBA in October 2012 and the “Feasibility Study of the Rainy River Gold Project” prepared by BBA in May 2013 and re- addressed to New Gold in July 2013;

9)	I have read NI 43-101 and the sections of the Technical Report I am responsible for and confirm that the sections under my responsibility in the Technical Report has been prepared in compliance therewith; and

10)	That, as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Montreal, Quebec	David Runnels [“signed and sealed”]
February 14, 2014	David Runnels, Eng.
Project Manager – Mining and Metals

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